UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 16, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended)

9 February 2024

Barclays PLC

Acquisition of Tesco's retail banking business and long-term strategic partnership with Tesco

Barclays PLC ("Barclays") announces that Barclays Bank UK PLC ("Barclays UK") has entered into an agreement with Tesco Personal Finance plc (operating using the trading name "Tesco Bank") to acquire the retail banking business of Tesco Bank, which includes credit cards, unsecured personal loans, deposits and the operating infrastructure.  Additionally, Barclays UK will enter into a long-term, exclusive strategic partnership with Tesco Stores Limited for an initial period of 10 years to market and distribute credit cards, unsecured personal loans and deposits using the Tesco brand, as well as explore other opportunities to offer financial services to Tesco customers.

Partnering with Tesco PLC ("Tesco"), the UK's largest retailer which also operates the UK's largest loyalty scheme, represents a key opportunity to further our UK retail banking strategic ambitions.  Barclays UK will market Tesco-branded credit cards, unsecured personal loans and deposits to customers through Tesco's distribution channels as well as on the open market.  The acquired customer base will complement Barclays UK's current business, as well as build on the existing UK strategic partnerships with other leading retail, consumer electronics and loyalty programme brands.

The transaction involves the acquisition of approximately £8.3 billion of unsecured lending balances with a credit quality consistent with our existing UK portfolios.  The transaction as a whole is expected to offer attractive financial returns over the term of the agreements and will increase the weighting of our unsecured lending business within Barclays UK.

The business being acquired includes approximately 2,800 employees, encompasses technology and operational infrastructure and made an adjusted operating profit of approximately £85 million in the 12 months ended February 20231.  Barclays UK's intention is to integrate the business into its operational infrastructure over time.

If completion of the transaction were to occur at the end of July 2024, Barclays UK expects to acquire approximately £4.2 billion of gross credit card receivables and £4.1 billion of gross unsecured personal loans, together with approximately £6.7 billion in customer deposits.  Tangible net assets acquired at completion of the transaction are expected to be approximately £960 million, including an expected credit loss allowance of approximately £(490) million.  The consideration payable by Barclays UK at completion is expected to be approximately £600 million.2

The business will be acquired through a banking business transfer under Part VII of the Financial Services and Markets Act 2000.  Completion of the acquisition and entry into the strategic partnership is conditional on court sanction and regulatory approvals or non-objection, and is expected to occur in H2 2024.

Barclays expects that the transaction announced today will not materially impact the planned financial returns or distributions of Barclays and a further update will be given as part of the previously announced investor update on 20 February 2024.

The acquisition, which is being financed from Barclays' existing resources, is expected to reduce Barclays' CET1 ratio by approximately 0.3% upon completion (based on Barclays' CET1 ratio as at 30 September 20233).

As previously disclosed, Barclays is currently engaged in a process to sell its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) as part of our ambition to simplify Barclays and support our focus on growing our key businesses.  Any sale, if agreed, would be expected to be accretive to Barclays' CET1 ratio.

C.S. Venkatakrishnan, Group Chief Executive of Barclays, commented:

"Barclays is a leading consumer bank in the UK.  This strategic relationship with the UK's largest retailer will help create new distribution channels for our unsecured lending and deposit businesses.  We are able to bring our expertise in partnership cards developed over decades in the US to enhance further the highly successful Tesco Clubcard loyalty scheme.

Similar to our acquisition of Kensington Mortgages last year, this partnership with Tesco is a further demonstration of the investment we continue to make in our UK consumer business.  We are looking forward to working closely with the team at Tesco over the coming months to enable a smooth transition and, subject to completion of the transaction, we look forward to welcoming Tesco Bank colleagues and customers to Barclays."

Ken Murphy, Group Chief Executive of Tesco, commented:

"Tesco Bank is a strong business that has helped millions of loyal customers to manage their money for more than 25 years.  As we look to the future, our aim is to be the best provider of financial services in the UK, with this strategic transaction and partnership with Barclays unlocking greater value for customers and for our business.  By working with one of the UK's leading banks, we can bring customers new and innovative propositions, which will continue to benefit from Tesco Clubcard's unique insight and digital capabilities.  I'm hugely grateful to Tesco Bank colleagues for their dedication and excellent service to our customers, and I'm confident that this new partnership approach will build on that success."

Notes:

1.       Adjusted operating profit is based on management accounts and reflects an estimated allocation of income and expenses between the acquired business and activities retained by Tesco Bank.  It includes the estimated impact of transitional service arrangements but excludes the full impact of payments to be made under the strategic partnership agreement.
2.       The exact consideration payable will depend on movements in the tangible net assets and expected credit loss allowance up to completion of the transaction.
3.       Barclays' CET1 ratio was 14.0% as at 30 September 2023.
4.       Under the terms of the strategic partnership with Tesco for Barclays UK to market and distribute credit cards, unsecured personal loans and deposits using the Tesco brand, Barclays UK expects to pay Tesco royalty, new account and Clubcard participation fees of approximately £50 million per annum in total.

- Ends -

For further information, please contact:

Investor Relations                                    Media Relations

Marina Shchukina                                    Jon Tracey
+ 44 (0) 207 116 2526                              +44 (0) 7552214868

About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in the Barclays PLC's filings with the US Securities Exchange Commission (the "SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2022, as amended), which are available on the SEC's website at www.sec.gov. Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.